

December 17, 2014

Via E-mail
Mr. Grey H. Gibbs
Vice President - Accounting
AeroGrow International, Inc.
6075 Longbow Drive, Suite 200
Boulder, CO 80301

   RE: **AeroGrow International, Inc.**
      Form 10-K for the Year Ended March 31, 2014
      Filed June 30, 2014
      File No. 1-33531

Dear Mr. Gibbs:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

April 2013 Scotts Miracle-Gro Strategic Alliance, page 2

1. You do not appear to have filed the following agreements with Scotts Miracle-Gro: 1. Intellectual Property Sale, 2. Technology Licensing, 3. Brand License, and 4. Supply Chain Services. Please file these agreements in future filings.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

2. You present SMG Growing Media, Inc. as having beneficial ownership of 30.17% of your stock. We note that the Warrant gives SMG beneficial ownership of 80% of your equity by virtue of being able to acquire 80% of your equity within 60 days. While you state that you did not present the beneficial ownership of your equity that SMG may have by virtue of its holding the Warrant because the number of shares that may be issued upon exercise of the Warrant is unknown, please note that Exchange Act Rule 13d-3(d)(1)(i)(A) does not allow for shares to be excluded from the calculation of

beneficial ownership due to the quantity of shares to be issued upon exercise of a warrant being variable. Moreover, it appears quite feasible to calculate what 80% of your outstanding equity would be as of a given date. Please present SMG's beneficial ownership correctly in future filings.

<u>Certain Relationships and Related Transactions, page 43</u>

3.   In future filings please provide a clear discussion of the related party transactions that you have engaged in, rather than referring to other parts of your annual report. Please refer to Item 404(a) of Regulation S-K.

<u>Signatures, page 46</u>

4.   Please have Mr. Gibbs sign future filings in his capacity as principal accounting officer, if he indeed holds that position. Please refer to Instruction D(2)(a) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief